sigma-tau
PHARMACEUTICALS, INC.
Rare dedication

Sigma-Tau Pharmaceuticals, Inc.
800 South Frederick Ave., Suite 300
Gaithersburg, MD 20877
Tel: 301-948-1041
Fax: 301-948-1862

May 3, 2007

DOR BioPharma, Inc.
1101 Brickell Avenue, Suite 701-S
Miami, FL 33131

Attn: Christopher J. Schaber, Ph.D.
President and Chief Executive Officer

Dear Sirs,

RE: Letter of Intent entered into by and between Sigma-Tau Pharmaceuticals, Inc. ("STPI") and DOR BioPharma, Inc. ("DOR") on January 3, 2007 (the "LOI")

Reference is made to the LOI and to our letter dated February 21, 2007 addressed to you.

This is to confirm that the Reimbursable Amount (i.e. US$ 2 million) received by DOR under the LOI will be paid back to STPI in cash by DOR within May 31, 2007 plus six percent (6%) interest compounded annually with accrual beginning May 31, 2007.

Section 5, first sentence of the LOI is hereby amended accordingly.

All other terms and conditions of the LOI remain unchanged.

Should you be in agreement with the above please sign a copy of this letter for acceptance and return it to us for our legal files.

Yours truly,

[signature]

Gregg Lapointe
Chief Operating Officer
Sigma-Tau Pharmaceuticals, Inc.

[signature: Christopher Schaber]
5/3/07